FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 13, 2026

Item 1

Banco Santander, S.A. (“Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

As part of Fitch Ratings (“Fitch”) methodology review, action has been taken on Santander’s long-term rating, upgrading it from A to A+. Outlook is stable. Short-term rating is affirmed at F1.

The long-term rating of Santander subsidiaries, Banco Santander Totta, S.A. (“Santander Totta”), Santander Consumer Finance, S.A., Santander Consumer Bank AG and Santander Consumer Bank AS has also been upgraded from A to A+. Outlook is stable. Short-term rating is affirmed at F1.

Santander Totta’s long and short-term deposits ratings have been upgraded from A+ to AA-, and from F1 to F1+.

Boadilla del Monte (Madrid),13 May 2026

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 13, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance